Comdisco, Inc. and Subsidiaries                                    Exhibit 12.00
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

                                           Six months ended
                                               March 31,            For the years ended September 30,
                                              -----------        ----------------------------------------
                                             1999       1998     1998     1997     1996     1995     1994
                                             ----       ----     ----     ----     ----     ----     ----

Fixed charges
  Interest expense 1 ....................... $173       $165     $329     $301     $267     $278     $266

  Approximate portion of
    rental expense representative
    of an interest factor ..................    3          2        5        4        7       11       13
                                             ----       ----     ----     ----     ----     ----     ----

  Fixed charges ............................  176        167      334      305      274      289      279

Earnings (loss) from continuing operations
  before income taxes,
  extraordinary item, and cumulative
   effect of change in accounting principle,
   net of preferred stock dividends ........  (28)       112      238      203      176      160       80
                                             ----       ----     ----     ----     ----     ----     ----

Earnings (loss)from continuing operations
  before income taxes, extraordinary
  item, and cumulative effect of change
  in accounting principle, net of
  preferred stock dividends,
  plus fixed charges ....................... $148       $279     $572     $508     $450     $449     $359
                                             ====       ====     ====     ====     ====     ====     ====

Ratio of earnings to fixed charges ......... 0.84       1.67     1.71     1.67     1.64     1.55     1.29
                                             ====       ====     ====     ====     ====     ====     ====

Rental expense:
  Equipment subleases ...................... $  2       $  3     $  5     $  6     $ 14     $ 22     $ 30
  Office space, furniture, etc .............    7          4        9        7        8       10        8
                                             ----       ----     ----     ----     ----     ----     ----

     Total ................................. $  9       $  7     $ 14     $ 13     $ 22     $ 32     $ 38
                                             ====       ====     ====     ====     ====     ====     ====

     1/3 of rental expense ................. $  3       $  2     $  5     $  4     $  7     $ 11     $ 13
                                             ====       ====     ====     ====     ====     ====     ====

<F1> Includes  interest  expense  incurred  by  technology  services  and  included technology services expenses on the statements of earnings.


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